Exhibit 99.1

Okeanis Eco Tankers Corp. - Mandatory notification of trade

ATHENS, GREECE, November 12, 2024 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), has been notified of the following transactions:

On November 12, 2024, Iraklis Sbarounis, Chief Financial Officer of the Company, purchased 2,110 shares of the Company on NYSE at a price of USD 23.25 per share, and 125 shares of the Company on OSE at a price of NOK 259.00 per share. Following these transactions, Iraklis Sbarounis holds a total of 8,470 shares in the Company.

A Primary Insider notification is enclosed.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is subject to the disclosure requirements pursuant to Regulation EU 596/2014 (MAR) article 19 number 3 and the Norwegian Securities Trading Act section 5-12.